October 19, 2009
Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, DC 20549-4561
Re:	Midwest Banc Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-13735
Dear Ms. McHale:
Midwest Banc Holdings, Inc. (“Midwest” or the “Company”) is pleased to provide the Securities and Exchange Commission (“SEC”) the following response to your letter dated October 6, 2009. For convenience, your comment has been incorporated into this letter in bold print and is immediately followed by our response.
We understand and acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2008
Note 9 — Goodwill and Core Deposit Intangibles. page F-23
1.	We have reviewed your response to prior comment one to our letter dated September 2, 2009. Please revise your future filings to include similar information as provided in your response. For example, describe any significant events that have occurred that could be triggers and your basis as to why an interim trigger has not occurred. Additionally, disclose why you believe it is not more likely than not that an impairment has occurred. Provide us with your proposed future disclosure.

Management’s Response:
The Company will provide additional disclosure when events or circumstances indicate that an interim impairment analysis may be warranted. The content of that additional disclosure, which would be presented in Management’s Discussion and Analysis, would be based on the specific circumstances and events, but would be similar to the following:
The Company performs its annual impairment test as of September 30. An interim test is appropriate if events or circumstances change that would more likely than not reduce the fair value of our single reporting unit below its carrying amount. During the quarter ended [Month X, 20XX], management considered whether recent events [described as appropriate] indicated the need for an interim test of goodwill impairment. Based on changes in the key indicators and inputs that were used to determine the fair value of the Company’s single-segment reporting unit in its most recent annual impairment test, management considered whether it was more likely than not that the adverse effect of these recent events on the fair value of the Company was disproportionate to the effect on its book value.
In its assessment, management considered fair value indicators that include observable market inputs, such as the Company’s stock price, and other quantitative and qualitative factors. Consistent with its approach to determining the fair value of its single reporting unit in its annual impairment analysis, management does not limit its assessment of fair value to market capitalization. Examples of the market indicators and factors that management considered in its estimate of fair value include, but are not limited to, the following [modify list as appropriate]:
•	Stock price

•	Estimated control premium

•	Future available cash flows

•	Market multiples of peer financial institutions

•	Institutional investors’ and correspondent lender’s understanding and acceptance of the Company’s business strategy

•	Credit quality metrics

•	Loan growth, including the ability to generate new lending activity

•	Core deposits

•	Regulatory capital
Based upon the preponderance of evidence and its evaluation of both observable and unobservable factors from the perspective of a market participant, management concluded that it was not more likely than not that recent events have reduced the fair value of the Company’s single reporting unit below its carrying amount. [Additional narrative explanation as appropriate based on the specific event or changes in circumstances, including why management concluded that the impact on certain of the fair value indicators was deemed to be neutral, positive or negative.] Accordingly, management concluded that a detailed goodwill impairment test in the quarter ended [Month X, 20XX] was not warranted. [Alternatively, if management concluded that it was more likely than not that recent events have reduced the fair value of the Company’s single reporting unit below its carrying amount, an interim period impairment test would be performed and the appropriate disclosures provided.]

Please contact Jan R. Thiry, Senior Vice President and Chief Accounting Officer, at 708-498-2563, or me at 708-498-2085 if you require additional information or have any questions with respect to the information provided.

Sincerely,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer

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